FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Distribution of the Notice of Resolutions adopted at the 164th Ordinary General Meeting of Shareholders

On June 20, 2002, NEC Corporation (the "Company") sent out each of the Company's shareholders the Notice of Resolutions adopted at the 164th Ordinary General Meeting of Shareholders (the "Notice").

2. Outline of the Reports

Following is the English translation of the Notice.

(Translation)

The following is an English translation of the Notice of Resolutions adopted at the 164th Ordinary General Meeting of Shareholders of NEC Corporation held on June 20, 2002. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

June 20, 2002
7-1, Shiba 5-chome,
Minato-ku, Tokyo

To Our Shareholders:

NOTICE OF RESOLUTIONS ADOPTED AT THE 164TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to inform you that at the 164th Ordinary General Meeting of Shareholders (the "Meeting") of NEC Corporation (the "Company") held today, a report was given, and resolutions passed, as follows:

Matters to be Reported Upon:

A report concerning the contents of the Business Report, Balance Sheet and Statement of Income with respect to the 164th Business Period from April 1, 2001 to March 31, 2002 was made.

Matters to be Voted Upon:

It was resolved:

THAT, "PROPOSAL No. 1: APPROVAL OF THE PLAN FOR DISPOSITION OF INCOME WITH RESPECT TO THE 164TH BUSINESS PERIOD" be approved as proposed and THAT year-end dividends for the 164th Business Period be ¥3 per share;

THAT, in regard to "PROPOSAL NO. 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION", the amendments to the Articles in accordance with amendments to the Commercial Code of Japan, including the changes in the language reflecting the introduction of new "Unit Shares" ("Tangen Kabu") system, the establishment of the new Article relating to the contracts with outside directors to limit their liabilities, and the establishment of the Supplementary Provision relating to the handling of dividends on the shares to be issued upon conversion of convertible debentures, be approved as proposed;

THAT, in regard to "PROPOSAL NO. 3: ELECTION OF SEVEN DIRECTORS", Messrs. Hajime Sasaki, Koji Nishigaki, Kaoru Tosaka and Toshio Morikawa, who is a candidate for outside directors defined in Paragraph 2, Article 188 of the Commercial Code of Japan, be re-elected and THAT Messrs. Shunichi Suzuki, Tsutomu Nakamura and Akira Uehara be newly elected to the Board of Directors;

THAT, in regard to "PROPOSAL NO. 4: ISSUE OF STOCK ACQUISITION RIGHTS (the

(Translation)

"Rights") WITH FAVORABLE CONDITIONS TO PERSONS OTHER THAN THE SHAREHOLDERS FOR THE PURPOSE OF GRANTING STOCK OPTIONS"; for the purpose of granting stock options with a view to promoting the management highly conscious of the shareholder value and creating a motivation to improve business results of NEC Group, issue of the Rights to acquire no more than 450,000 shares of the Company's common stocks, to the persons who are directors and employees (corporate officers, executive general managers, employees having the responsibilities equally important to those of executive general managers), and full-time chairmen and presidents of the Company's important subsidiaries in Japan (excluding companies whose stocks are listed) from the strategic viewpoint of the Company and its group companies ("NEC Group"), be approved as proposed; and

THAT, in regard to "PROPOSAL NO. 5: PRESENTATION OF RETIREMENT ALLOWANCES TO RETIRING DIRECTORS", retirement allowances to four retiring Directors, Messrs. Masato Chiba, Eiichi Yoshikawa, Kanji Sugihara and Norio Saito, be presented within a reasonable amount according to the rules of the Company, and THAT the Board of Directors be authorized to decide the amount, time and method of payment, etc. in respect of the retirement allowances to the retiring Directors.

Hajime Sasaki
Chairman of the Board

PAYMENT OF YEAR-END DIVIDENDS
FOR THE 164TH BUSINESS PERIOD

Year-end dividends for the 164th Business Period will be paid to you when you present an enclosed receipt form to a post office in Japan, during the period from June 21, 2002 to July 31, 2002.

If you already notified the Company of your bank account to receive the dividends, two separate notices are enclosed, one indicating the amount of dividends you have received and the other indicating the designated account number for receiving the dividends.

Public Notice of Balance Sheet and Statement of Income

The information regarding the balance sheet and the statement of income for the 164th Business Period will be provided on the Company's Internet Home Page (http://www.nec.co.jp/) instead of a notice published in the Nihon Keizai Shimbun.

MEMORANDUM FOR SHAREHOLDERS

Transfer Agent:

The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome, Chuo-ku, Osaka

Handling Office:

Transfer Agent Department,
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo

For inquiry:

Mailing Address
Transfer Agent Department (Tokyo),
The Sumitomo Trust and Banking Company, Limited
1-10, Nikko-cho, Fuchu, Tokyo 183-8701

Telephone

Domestic call	(For a request for the form to register your address changes, etc.)
	: 0120-175-417
	(For other inquiries)
	: 0120-176-417
International call	(For all inquiries)

(Translation)

: +81-42-351-2211

Liaison Offices:

Head office and each branch office in Japan of The Sumitomo Trust and Banking Company, Limited

The information on procedures concerning the Company's shares is also available on the following WEB site of the Transfer Agent: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Filing of an Annual Report on Securities

Pursuant to Paragraph 1 of Article 24 of the Securities and Exchange Law of 1948, as amended, of Japan, NEC Corporation (the "Company") as an issuer of listed securities filed on June 20, 2002 an annual report on securities - *yukashoken hokokusho* - (hereinafter referred to as the "Annual Report") with the Director-General of the Kanto Local Finance Bureau with respect to its 164th Business Period ended March 31, 2002. Copies of the Annual Report have also been filed with the stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Sapporo. The Annual Report is available for public inspection at the Kanto Local Finance Bureau, such stock exchanges and the head office of the Company.

2. Information Required in an Annual Report

An annual report is required to include information on such items as the object, trade name and stated capital of the issuer, the state of operations, financial position and other important matters relating to the business of the issuer, matters relating to its directors and corporate auditors, and matters relating to the securities of the issuer and such other matters as may be prescribed by the Cabinet Office Ordinance with respect to Disclosure of Companies' Affairs as necessary and appropriate in the public interest or for the protection of investors.

3. Contents of the Company's Annual Report for its 164th Business Period from April 1, 2001 to March 31, 2002

The Company's Annual Report for its 164th Business Period from April 1, 2001 to March 31, 2002 is divided into two parts, with the first part consisting of seven chapters. Following is the summarized contents of the Annual Report.

PART 1 CORPORATE INFORMATION

Chapter 1 Outline of the Company and its Affiliates

1. Changes in Major Management Indices
2. History
3. Outline of Business
4. State of Company's Affiliates
5. State of Employees

Chapter 2 State of Business

1. Outline of the Results of Operations
2. State of Production, Orders Received and Sales
3. Challenges to be Addressed
4. Material Contracts
5. Research and Development

Chapter 3 State of Facilities

1. Outline of Capital Investment
2. State of Property, Plant and Equipment
3. Plans of Additions and Removals

Chapter 4 State of Operations of the Company

1. State of Shares
2. State of Acquisition of the Company's Shares
3. Dividend Policy
4. Changes in Stock Price
5. State of Directors and Corporate Auditors

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Filing of an Amendment Statement to the Registration Statement for Proposed Offering or Sale with respect to Public Offerings in Japan of Debentures

Pursuant to Article 23-4 of the Securities and Exchange Law of 1948, as amended, of Japan, NEC Corporation (the "Company") filed on June 20, 2002 with the Director-General of the Kanto Local Finance Bureau an amendment statement (the "Amendment Statement") to the registration statement for proposed offering or sale with respect to public offerings in Japan of debentures (the "Registration Statement"). Upon filing of the Amendment Statement effectiveness of the Registration Statement was suspended until June 25, 2002.

An amendment statement is required to be filed whenever any document of the same kind as the reference documents described in a registration statement is newly filed and on such other occasions as may be prescribed by the Cabinet Office Ordinance with respect to Disclosure of Companies' Affairs as necessary and appropriate in the public interest or for the protection of investors.

Copies of the Amendment Statement have also been filed with the stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Sapporo. The Amendment Statement is available for public inspection at the Kanto Local Finance Bureau, such stock exchanges and the head office of the Company.

2. Reason for Filing of the Amendment Statement

The Amendment Statement was filed for the following reason which was described in the Amendment Statement:

The Company filed with the Director-General of the Kanto Local Finance Bureau an annual report on securities - *Yukashoken Hokokusho* - for the 164th Business Period from April 1, 2001 to March 31, 2002 - on June 20, 2002. Such annual report on securities was made to be the reference document in respect of the Registration Statement dated September 1, 2000 accordingly.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. <u>Announcement of the Notice of Record Date for the Extraordinary General Meeting of Shareholders</u>

On June 21, 2002, NEC Corporation (the "Company") announced the public notice of record date for the Extraordinary General Meeting of Shareholders (the "Notice").

2. <u>Outline of the Reports</u>

Following is the English translation of the Notice.

(Translation)

7-1, Shiba 5-chome,
Minato-ku, Tokyo
NEC Corporation

June 21, 2002

PUBLIC NOTICE OF RECORD DATE FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that a record date for determining shareholders entitled to exercise the rights of shareholders at our Extraordinary General Meeting of Shareholders, scheduled to be held in late August 2002, has been set as Monday, July 8, 2002, and that shareholders recorded either in the Register of Shareholders or the Register of Beneficial Shareholders at the close of business on such day shall be deemed the shareholders entitled to exercise the rights of shareholders thereat.

Transfer Agent Handling Office: Transfer Agent Department,
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhiro Yagi
Associate Senior Vice President and
General Maneger
Legal Division

Date: June 24, 2002